Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

April 11, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey
100 F St N.E.
Washington, DC 20549

Re: OFS Credit Company, Inc. – Registration Statement on Form N-2
(File Nos. 333-277773; 811-23299)

Dear Ms. Dubey:

On behalf of OFS Credit Company, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File Nos. 333-277773 and 811-23299), the prospectus contained therein (the “Prospectus”), and certain documents that have been incorporated into the Company’s registration statement by reference. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.On the cover page of the Prospectus, the Company includes “other credit-related instruments” in its “80% Policy.” Please identify any “other credit-related instruments” that are part of the Company’s principal strategy.

Response: The Company has modified the cover page of the Prospectus to disclose that “other-credit related instruments” include securities issued by other securitization vehicles, such as credit-linked notes and collateralized bond obligations, or “CBOs”, and synthetic investments, such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions.

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2.On the cover page of the Prospectus, the Company states that “[t]he preferred stock, subscription rights and debt securities offered hereby may be convertible or exchangeable into shares of our common stock.” Please confirm to us that the disclosure stating that preferred stock, subscription rights, and debt may be convertible into common stock is accurate. If it is, please describe in detail the terms of the preferred stock, subscription rights, and debt under which they will be convertible into common stock. The Staff may have additional comments after reviewing your response.

Response: The Company has not, and does not presently intend to, issue preferred stock, subscription rights, or debt securities that are convertible into the Company’s common stock. The terms of any such securities would be described in detail in a prospectus supplement related thereto. The Company notes that such disclosure is not uncommon among closed-end funds, including registered investment companies.

3.The Prospectus states that subscription rights may be convertible or exchangeable into common stock. Please revise the second sentence under the section entitled “Offerings” to clarify that subscription rights will be convertible or exchangeable for common stock, or explain why doing so is not appropriate.
Response: The Company respectfully advises that subscription rights are not automatically convertible or exchangeable into common stock; rather, subscription rights give the holder thereof the ability to exercise the right to purchase additional shares of common stock. As a result, the Company respectfully declines to make the change as requested by the Staff.

4.In the Section of the Prospectus entitled “Prospectus Summary – Overview,” the Company states that its “investment objectives are not fundamental policies of ours and may be changed by our Board on 60 days’ notice to our stockholders.” Please consider making this statement regarding the Company’s “80% Policy.”
Response: The Company has modified such section to clarify that the 80% Policy is not a fundamental policy.

5.In the Section of the Prospectus entitled “Prospectus Summary – Overview,” the Company states that it seeks “to construct a broad and varied portfolio of CLO securities, including with respect to: . . . CLO vintage period.” Please disclose how the Company defines “vintage period.”
Response: The Company has modified such section to disclose that it defines “vintage period” as the specific year in which the CLO transaction originated.

6.In the final paragraph of the Section of the Prospectus entitled “Prospectus Summary – About OF and OFS Advisor,” the Company states that the “Senior Investment Team” is composed of Bilal Rashid, Jeff Cerny, Glen Ostrander and Kenneth A. Brown. If these individuals are the Company’s portfolio managers, please so state using the term “portfolio manager.” See Item 9.1.c of Form N-2.
Response: The Company has modified such section to add the following sentence:

“The members of the Senior Investment Team are our portfolio managers and are primarily responsible for the day-to-day management of the portfolio.”
7.In the Section of the Prospectus entitled “Principal Risks of Investing in the Company,” the Company references “Hedging Risks.” This is the first reference to hedging transactions. Please disclose in description of principal strategies above the hedging transactions in which the Company engages given that this is a principal risk.
Response: The Company has removed “Hedging Risks” from “Principal Risks of Investing in the Company,” as the Company currently does not engage in hedging transactions and, therefore, hedging is not part of the Company’s principal strategies or a principal risk.

8.In the Section of the Prospectus entitled “Principal Risks of Investing in the Company,” the Company references “Derivatives Risks.” This is the first reference to derivatives transactions. Please disclose in description of principal strategies above the derivatives in which the Company engages given that this is a principal risk.
Response: The Company has removed “Derivatives Risks” from “Principal Risks of Investing in the Company,” as the Company currently does not engage in derivative transactions and, therefore, derivatives transactions are not part of the Company’s principal strategies or a principal risk.

9.In the Section of the Prospectus entitled “Leverage,” the Company states that it anticipates “incurring leverage in an amount of approximately 50% to 70% of our net assets (i.e., $0.50 to $0.70 of leverage for every $1 of equity) over the next twelve months of operations.” Please explain to us how incurring leverage in an amount greater than 50% of net assets complies with requirements in Section 18(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).
Response: The Company notes that the term “leverage” as used in this section includes both debt senior securities and equity senior securities. As the Company notes in the disclosure, debt senior securities are subject to 300% asset coverage (e.g., 50% debt to equity), while equity senior securities are subject to 200% asset coverage (e.g., 1 to 1 debt to equity). The Company intends to issue both debt and equity senior securities, which allows it to obtain leverage that exceeds 50% of its total assets while complying with Section 18(a) of the 1940 Act. For clarification purposes, however, the Company will replace “net assets” with “total assets” in the sentence cited above.

10.In the Section of the Prospectus entitled “Offerings – Use of Proceeds,” please state the approximate amount of proceeds that will be used for the purposes here. Item 7.1 of Form N-2.
Response: The Company has revised the disclosure to provide that “substantially all” of the proceeds will be used for such purposes.
11.In the final paragraph of the section of the Prospectus entitled “Offerings – Management Fee and Incentive Fee,” the Company describes certain fee waivers. Please consider whether to move this paragraph out of the “Prospectus Summary” to another location further back as it is 4-5 years old. See Instruction to Item 3.2 of Form N-2.
Response: The Company has removed this disclosure from the “Prospectus Summary.” Disclosure related to fee waivers remains in “Management – Management and Incentive Fees.”
12.In the Section of the Prospectus entitled “Fees and Expenses,” please disclose on a supplemental basis whether or not the costs associated with the shelf offerings of the various securities being registered here are reflected in the fee table.
Response: The Company respectfully advises that the costs associated with the offerings of the various securities being registered are not reflected in the fee table, as these costs are unknown at this time. As indicated in footnote (2) to the fee table, the Company will file a prospectus supplement corresponding to each offering of the securities being registered that will disclose the applicable offering expenses and total stockholder transaction expenses as a percentage of the offering price. The Company notes that the presentation of such costs is not uncommon among closed-end funds, including registered investment companies.
13.In the Risk Factor entitled “We are dependent upon OFS senior professionals for our future success and upon their access to the investment professionals and partners of OFSAM and its affiliates,” the Company states that “[u]nder a staffing agreement between OFSC and OFS Advisor, OFSC has agreed to provide OFS Advisor with the resources necessary to fulfill these obligations.” With respect to the staffing agreement, please: (1) provide us with a detailed list of services provided under the staffing agreement, (2) describe to us who qualifies as “experienced investment professional” and “senior investment personnel,” what roles / titles such persons have at OFSC and (3) describe to us policies and procedures OFS Adviser and OFSC have in place to manage any conflicts of interest that may arise in sharing personnel.
Response: The Company has provided the requested information as follows and has modified such Risk Factor accordingly:

(1) The services under the staffing agreement include: (i) the provision of staff necessary to meet all staffing requirements, including making available experienced investment professionals and the senior investment personnel of OFSC and its affiliates; (ii) the services of certain named members of the investment committee of OFS Advisor; (iii) the identification of investment opportunities for OFS Advisor and its clients, and its affiliates and structured finance vehicles; (iv) evaluation (investment and credit analysis), structuring, monitoring and review of investments of OFS Advisor and its clients, and its affiliates and structured finance vehicles, and the negotiation and closing of investment transactions on behalf of OFS Advisor and its clients, and its affiliates and structured finance vehicles; (v) legal, compliance and accounting functions; (vi) all other functions and duties of OFS Advisor and its affiliates that are customarily performed by other companies in similar businesses to OFS Advisor and its affiliates; and (vii) such other services as may be agreed from time to time between OFS Advisor and OFSC.

(2) “Experienced investment professionals” include investment professionals with reasonable industry experience who are responsible for making investment decisions, conducting research and analysis, and managing risks to achieve their clients’ financial goals. Roles and titles of such individuals include, but are not limited to, directors, associates and analysts who evaluate, structure, monitor and review investments of OFS Advisor and its clients, including the Company.

“Senior investment personnel” include investment professionals that have developed a broad network of contacts within the investment community and that have an average of over 25 years of investing experience, including experience with structuring and investing in CLOs, as well as investing in assets that constitute the underlying assets held by the typical CLOs in which the Company will invest. Roles and titles of such individuals include president, chief executive officer, chief financial officer, senior managing director and managing director.

(3) OFS Advisor and its clients, including the Company, have jointly adopted a Code of Ethics that is designed to address potential conflicts of interest and establishes applicable policies, guidelines and procedures that promote ethical practices and conduct by all personnel of OFS Advisor and OFSC and prevent violations of applicable laws, including the Investment Advisors Act of 1940 and the 1940 Act. The Code of Ethics was filed as an exhibit to the Company’s Registration Statement on Form N-2.

14.In the Risk Factor entitled “We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us,” the Company states that it “may incur, directly or indirectly, through one or more special purpose vehicles.” If the Company only intends to invest through wholly-owned special purpose vehicles (“SPVs”), please respond to the following:
a.Define SPV as “entities that primarily engage in investment activities in securities or other assets that are wholly-owned by the Company.”
b.Disclose that Company complies with 1940 Act provisions governing investment policies (Section 8) on an aggregate basis with an SPV.

c.Disclose that the Company complies with the 1940 Act provisions governing capital structure and leverage (Section 18) on an aggregate basis with an SPV so that the Company treats the SPV’s debt as its own for purposes of Section 18.
d.Disclose that any investment adviser to an SPV complies with 1940 Act provisions relating to advisory contracts (Section 15) as if it were an investment adviser to the Company. Confirm that any such advisory contract will be filed as an exhibit to the registration statement.
e.Disclose that each SPV complies with 1940 act provisions related to affiliated transactions and custody (Section 17). Identify the custodian of the SPV, if any.
f.Tell us in letter whether each SPV’s financial statements will be consolidated with those of the Company. And if not, explain why not.
g.Confirm to us in letter that each SPV and its board will agree to inspection by the Staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
h.Confirm that each SPV’s management fee will be included in the management fee line item and each SPV’s other expenses will be included in the other expenses line item of the fee table.
i.If any SPVs are organized outside of the U.S., confirm to us that the SPV and its board will agree to designate an agent for service of process in the U.S.
j.Disclose that the Company does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Company.
Response: The Company respectfully advises that it does not currently invest through any SPVs and the Company does not intend to invest only through wholly-owned SPVs.

15.In the Risk Factor entitled “Provisions of the Delaware General Corporation Law and our Amended and Restated Certificate of Incorporation and Bylaws could deter takeover attempts and have an adverse effect on the price of our securities,” please consider adding the risks associated with the Delaware Share Control Act, unless the Company has broadly exempted acquisition of shares from it.
Response: The Company respectfully declines to include this disclosure. The Delaware Control Share Statute is part of the Delaware Statutory Trust Act (“DSTA”), which does not apply to the Company, as the Company is a Delaware corporation and not a statutory trust. The Company respectfully advises that it includes disclosure related to the risks associated with Section 203 of the DGCL in this Risk Factor.

16.In the Risk Factors entitled “We may be subject to risks associated with our investments in the technology industry,” and “We may be subject to risks associated with our exposure to the healthcare and pharmaceuticals industry,” please disclose in principal strategy if investment in technology industry and /or healthcare pharmaceutical industry is a principal strategy.
Response: Although the Company may face risks associated with the technology industry and/or healthcare pharmaceutical industry due to the nature of the Company’s investment portfolio, such industries are not part of the Company’s principal strategy.
17.In the Section of the Prospectus entitled “Description of Our Capital Stock – Provisions of the DGCL and Our Amended and Restated Certificate of Incorporation and Bylaws – Delaware Anti-Takeover Law,” please note that the Company is subject to the Delaware Control Share Act and has not broadly exempted acquisition of control shares in its organizational documents. Please disclose the material provisions of the Delaware Share Control Act in the prospectus including:
a.The applicable control share voting thresholds;
b.How voting rights for control share may be restored;
c.Any exemptions for acquisitions of control shares;
d.The rationale for not broadly exempting application of these provisions;
e.The impact on shareholders of these provisions;
f.Whether the board has considered the provisions and determined that they are in the best interest of the fund and its shareholders; and
g.That recent federal and state court precedent has held that control share act provisions are not consistent with the 1940 Act.
Finally, include in the prospectus summary a brief summary of this disclosure to highlight it.
Response: The Company respectfully declines to include this disclosure as the Company is not subject to the Delaware Control Share Statute, as discussed in the Company’s response to comment 15 above. The Company respectfully advises that it includes disclosure related to Section 203 of the DGCL in such section.
18.In the Section of the Prospectus entitled “Description of Our Capital Stock – Provisions of the DGCL and Our Amended and Restated Certificate of Incorporation and Bylaws – Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses,” Please state that nothing in the Certificate of Incorporation modifying, restricting, or eliminating the duties or liabilities of directors shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.
Response: The Company has updated the disclosure accordingly.

19.In the Section of the Prospectus entitled “Description of Our Preferred Stock,” given that the Company has outstanding Series C, D and E preferred shares, please confirm to us that Company will not issue or sell any other series of preferred stock that has a preference or priority over any other series upon the distribution of Company’s assets or the payment of interest or dividends. See Section 18(c)(1) of the 1940 Act.
Response: The Company so confirms.

20.In the Section of the Prospectus entitled “Description of Our Preferred Stock,” please confirm that:
a.The cover page for any prospectus supplement related to subscription rights will disclose that the offering may substantially dilute the aggregate NAV of the shares owned by shareholders who do not fully exercise their right, and that these shareholders should expect upon completion of the offering to own a smaller proportional interest in the fund than before the offering;
b.That rights offering prospectus supplement will disclose an example showing the extent of the dilutive effect when the subscription price is below NAV on the pricing date; and
c.With respect to transferrable rights offerings, that:
i.The offering fully protects shareholders preemptive rights and does not discriminate among shareholders (except for possible de minimis effect of not offering fractional rights);
ii.Management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights;
iii.The ratio of the offering does not exceed 1 new share for each 3 rights held, and
iv.The board will make a good faith determination that offering will result in a net benefit to existing shareholders.
See Association of Publicly Traded Investment Funds (Aug. 2, 1985).
Response: The Company confirms each of the statements above.

21.Please update the Section of the Prospectus entitled “Regulation as a Closed-End Management Investment Company – Asset Segregation and Coverage,” as necessary in light of Rule 18f-4.
Response: The Company has revised the disclosure to clarify that the “Derivatives Rule” that the Company refers to in such section is Rule 18f-4, including relevant disclosure regarding such potential transactions.

22.In the Section of the Prospectus entitled “Incorporation By Reference,” please explain why there is no item for Series D preferred shares.
Response: The Company respectfully advises the Series D Preferred Stock was offered in a private transaction and was not registered pursuant to the Securities Exchange Act of 1934, as amended, and, therefore, there is no public filing including a description of the Series D Preferred Stock that the Company need incorporate by reference. The Company respectfully advises that a description of the Series D Preferred Stock is contained in the section “Description of Our Capital Stock – Preferred Stock.”

23.Please file execution versions of Exhibits (g), (j), (k)(1), (k)(2), and (k)(3).
Response: The Company will file execution versions of the above listed exhibits with Amendment No. 1 to the Registration Statement.

24.Please confirm that the legal opinion to be attached as Exhibit (l) will be consistent with Staff legal bulletin 19.
Response: The Company so confirms.

25.Please file the power of attorney included on the signature page as an exhibit. See Rule 482 under the Securities Act of 1933, as amended.
Response: The Company will file the power of attorney as an exhibit to Amendment No. 1 to the Registration Statement.

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    Please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus